EXHIBIT 99.5




Grant Thornton LLP                                               [COMPANY LOGO]
Chartered Accountants
Management Consultants





                       CONSENT OF INDEPENDENT ACCOUNTANTS


We consent to the use of our report dated September 17, 2003 to the Directors of Gammon Lake Resources Inc. in the 40F form




                                                        /s/ Grant Thornton LLP
                                                        ------------------------
Halifax, Nova Scotia                                          Grant Thornton LLP
December 18, 2003                                          Chartered Accountants










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